Contact

www.linkedin.com/in/michael-frederick-27b114a (LinkedIn)

Top Skills

Security Management
Risk Management
Security Operations

Certifications

Certified Information System Security Professional (CISSP)
Certified HITRUST Assessor

# Michael Frederick

Sr. Director - Professional Services at HITRUST Alliance LLC
Dallas, Texas, United States

## Summary

Possessing a 25+ year track record of success safeguarding proprietary information across multiple industries, my scope of expertise spans cyber security, health data protection, and security system architecture. My ability to mitigate risks, curtail threats, and strengthen defenses across internal and client-facing technology platforms stems directly from my ability to collaborate across divisions and engage key stakeholders.

By continually evaluating emerging trends and locking in project needs, I help companies keep pace with the ever-evolving security landscape. In each of my roles, I have earned the reputation as a results-oriented professional with both the skill and foresight required to manage large security budgets and rapidly yield measurable results. Below are just a few examples of the ways I help companies succeed on the security front:

~  Played an instrumental role in numerous physician practices obtaining HIPAA-compliant protection, ensuring risk-free operations and total protection of sensitive patient data.

~  Successfully launched a $10M identity management solution for 13 hospitals and 150+ clinics across a major Texas health care management network.

~  Grew an entire Security Operations team from scratch, expanding to 11 fully trained staff members, enabling organization to keep up with capacity demands.

## Experience

Happy Hippie Brewing Company
Founder & CEO
October 2017 - Present (5 years)
Richardson, Texas, United States

Craft brewery in Richardson, TX committed to fresh, delicious beer created with care and good vibes that bring people back to a time of peace and love!

### HITRUST
9 years 4 months

#### Sr. Director - Professional Serivces
September 2019 - Present (3 years 1 month)

Perform and manage HITRUST assessment engagements.  Assist with assessment quality assurance and report issuance.

#### Vice President of Operations
June 2013 - August 2019 (6 years 3 months)

I advance business growth objectives while overseeing all operational aspects of an assurance services firm. This involves safeguarding organizational assets while allocating and disbursing budgets. My responsibilities include hiring, training, and managing the assessment team conducting quality assurance for organizations seeking certification. I design and implement operational strategies in order to streamline processes and output while maintaining service integrity and client satisfaction.

Some of my achievements are:

~  Successfully contained a $5M operating budget while generating $12M in revenue.

~  Developed new assurance program from the ground up; hired and trained a high-performing team of six personnel processing upwards of 1K assessment reports annually.

~  Managed HITRUST Academy; oversaw all content development and course delivery.

~  Enhanced IT infrastructure capacity by managing introduction of LAN/WAN, VMware, Phone, NAS, and Endpoints.

~  Kept pace with evolving market by leading design and build of MyCSF, a next-generation risk management platform.

### The Frederick Group, LLC
CEO

September 2012 - May 2013 (9 months)

I managed all aspects of a start-up consulting firm providing Chief Information Security Officer (CISO) services to small- and medium-size healthcare providers. In this role, I engaged a range of clients in establishing and maintaining specific strategies to protect information and technology-based assets. I developed and implemented various client services, such as Identity and Access Management (IAM), Technical Consulting, and Risk Assessments.

Some of my achievements are:

~ Grew consulting company revenues from $0 to $500K in revenues in under six months.

~ Enabled numerous physician practices to obtain HIPAA-compliant protection, ensuring risk-free operations and complete protection of patient data.

## Baylor Health Care

7 years 8 months

### Chief Information Security Officer

February 2008 - August 2012 (4 years 7 months)

I steered 25 direct reports through the design and operation of security solutions, assurances, and policy developments. In this role, I oversaw the development of anti-virus systems, URL filtering, email encryption, log aggregation, intrusion detection, access control systems, incident response, and forensic investigations. I engaged senior leadership at partnering healthcare providers through government lobbying efforts related to privacy and security. I worked closely with the Chief Medical Informatics Office (CMI) to improve security and privacy across all systems. I also apprised the Board of Trustees on security and HIPAA related matters.

Some of my achievements are:

~ Successfully managed a $10M identity management solution implementation across all 13 hospitals and 150+ clinics in the Baylor Health Care System network.

~ Instrumental in Baylor becoming first-ever provider system to achieve the stringent HITRUST CSF Certification.

~  Spearheaded the design and implementation of all security components for Baylor’s $250M Eclipsys initiative.

~  Held responsibility for $200M annual budget at $250M Electronic Health Record (EHR) budget while serving on Information Systems Leadership Council.

~  Bolstered company’s security capacity by assembling a high-performing security team, growing from eight members to more than 20

~ Lead Baylor to be the first academic medical center to become HITRUST CSF Certified

### Manager of Security Operations

January 2005 - February 2008 (3 years 2 months)

I directed a team of 11 specialized personnel through the design, implementation, and operation of security solutions. I defined goals and kept progress on track for the introduction of an anti-virus systems, email encryption, URL filtering, access control systems, log aggregation, intrusion detection, forensic investigations, and incident response.

Some of my achievements are:

~  Developed entire Security Operations team from scratch, expanding to 11 staff members in order to keep up with capacity demands.

~  Collaborated closely with technology stakeholders to create and communicate daily threat reports.

## Southwest Airlines

### Manager of Technology Security

May 2003 - January 2005 (1 year 9 months)

I upheld high standards of security across all technology systems while managing a team of 12 direct reports. I drove the design and development of security policies, incident response procedures, forensic investigations, access control system support, and Sarbanes-Oxley compliance. I also created and dispatched daily threat reports to all technology stakeholders across the enterprise.

Some of my achievements are:

~ Converted team from a limited user-administration scope of service to a full-service security team, enabling enhanced security across all Southwest Airlines systems.

~ Implemented first-ever commercial federated identity model between Southwest Airlines and Boeing

### American Airlines

Security Architect

July 2001 - May 2003 (1 year 11 months)

I designed all security solutions to safeguard company and customer data integrity for a major airline processing thousands of transactions daily. I identified and curtailed security risks while issuing recommendations to senior leaderships regarding long-term risk mitigation strategies.

Some of my achievements are:

~ Acted as primary architect for upgrade to wireless networks across 100 US airports.

~ Maintained outstanding levels of security while owning incident response, security architecture, and firewall management for employee portal used by 150K personnel worldwide

### Arthur Andersen, LLP

Experienced Manager

January 1999 - July 2001 (2 years 7 months)

Built an information security consulting practice. Duties included development of methodologies, work programs and staff skills. Trained and developed staff, senior and manager personnel on security risks, procedures, and reviews. Authored the security module of the Consulting Essentials course taught to Arthur Andersen personnel worldwide. Developed and maintained security methodologies to include Security Architecture, Security Diagnostics.
Clients Included: Time Warner Cable, State of Colorado, Whole Foods

### Ernst & Young, LLP

Manager

July 1997 - January 1999 (1 year 7 months)

Technical lead on $750K security architecture. Based upon the quality of this work, was awarded a $2.5M security architecture and implementation. Developed the barrier assessment methodology used in the Southwest region. Developed the security profiling methodology for the Southwest region as used by the national practice. Assisted in refining the Security Architecture methodology. Managed several security implementation projects to include Enterprise-wide rollout of Minimum Security Baselines and DMZ internet firewall architecture. Performed risk assessments of nation's fifth largest bank and reported results to the Board.
Clients included

### Price Waterhouse
Senior Consultant
August 1995 - July 1997 (2 years)

Assisted with start-up of security practice in the Midwest region. Duties included the creation of security methodologies, work programs and managing projects. Performed security reviews on a variety of platforms to include UNIX, Windows and AS/400. Performed dial-in and internet penetration studies. Assisted with development of the SAP security review methodology.
Clients included

### City of
Intern
August 1994 - June 1995 (11 months)

Assisted with installation of LAN devices, performed PC and LAN administration.
Assisted with installation of open systems to replace mainframe.

### The Plains National Bank
Assistant Auditor
March 1992 - October 1993 (1 year 8 months)

Assisted with operational audits of all areas of the bank. Started the IT audit function and performed all technology related audits and reviews to include annual ATM network certifications.

## Education

### Texas Tech University US-Texas-Lubbock
Master of Science (M.S.), Management Information Systems · (1991 - 1995)

Texas Tech University US-Texas-Lubbock
Bachelor of Arts (B.A.), Philosophy · (1985 - 1989)

Coronado High School